

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Christopher Gibson, Ph.D.
Chief Executive Officer
Recursion Pharmaceuticals, Inc.
41 S Rio Grande Street
Salt Lake City, UT 84101

> **Re: Recursion Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.14 – 10.17**
> **Filed March 22, 2021**
> **File No. 333-254576**

Dear Dr. Gibson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance